UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

PLx Pharma, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.1%*

14. Type of Reporting Person (See Instructions): IA

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,332,191*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,332,191*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,332,191*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 14.5%*

14. Type of Reporting Person (See Instructions): CO

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.1%*

14. Type of Reporting Person (See Instructions): IN

*See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

This Amendment amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 to such Schedule 13D filed with the SEC on December 31, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2 to such Schedule 13D filed with the SEC on March 1, 2019 (“Amendment No. 2,” and together with Amendment No. 1, the “prior Schedule 13D” and as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of PLx Pharma, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the prior Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the prior Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

This Amendment hereby amends Item 4, Item 5, Item 6 and Item 7 of the prior Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the prior Schedule 13D is amended and supplemented by adding the information below:

Series B Purchase Agreement; Closing of Series B Private Placement; Cancellation of Series Commitment Warrants

On May 15, 2020, the Issuer issued, pursuant to a Purchase Agreement (the “Series B Purchase Agreement”) with the PW Funds, 6,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), including 5,450 and 550 shares of Series B Preferred Stock to PWIMF and PWPI, respectively, at a price of $1,000 per share, for an aggregate purchase price of $6,000,000 (the “Series B Private Placement”). The closing of the Series B Private Placement was contingent on the Issuer obtaining stockholder approval of the issuance of more than 20% of the Common Stock pursuant to the Series B Private Placement for purposes of Nasdaq Listing Rule 5635 (the “Series B Stockholder Approval”), which occurred at a special meeting of stockholders convened for such purpose on May 15, 2020. The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Issuer (the “Series B Certificate of Designations”), filed with the Secretary of State of the State of Delaware on May 15, 2020. A copy of the form of Series B Certificate of Designations is incorporated by reference as Exhibit F to this Schedule 13D. The terms and provisions of the Series B Preferred Stock and the Series B Certificate of Designations are described more fully in the Issuer’s current report on Form 8-K filed with the Commission on March 13, 2020.

Pursuant to the Series B Purchase Agreement, the Issuer had also previously issued warrants to purchase an aggregate of 200,250 shares of the Common Stock (the “Series B Commitment Warrants”) to the PW Funds, including 181,850 and 18,400 to PWIMF and PWPI, respectively, exercisable at a price of $3.50 per share, subject to adjustment; provided, however, that the Series B Commitment Warrants would only vest and become exercisable in the event that the Issuer did not obtain the Series B Stockholder Approval on or prior to July 31, 2020. As a result of the Series B Stockholder Approval, on May 15, 2020, the Series B Commitment Warrants expired unvested and have been surrendered by the PW Funds to the Issuer for cancellation.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 9,156,260 shares of Common Stock outstanding as of May 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2020.

As of the filing date of this report, (i) PWIMF held 1,332,191 shares of Common Stock and, subject to the limitations described below, 13,565 shares of Series A Preferred Stock, convertible into 5,217,307 shares of Common Stock, warrants to purchase up to 902,528 shares of Common Stock, and 5,450 shares of Series B Preferred stock, convertible into 1,758,064 shares of Common Stock; and (ii) PWPI held 141,027 shares of Common Stock and, subject to the limitations described below, 1,435 shares of Series A Preferred Stock, convertible into 551,923 shares of Common Stock, warrants to purchase up to 115,653 shares of Common Stock, and 550 shares of Series B Preferred stock, convertible into 177,419 shares of Common Stock. Each of the Series A Preferred Stock and Series B Preferred Stock contain a provision prohibiting conversion to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

As a result of the foregoing, PWAM and Mr. Park may be deemed to beneficially own 1,473,218 shares of Common Stock, and no shares of Common Stock underlying the warrants and each of the Series A Preferred Stock and Series B Preferred Stock, held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 16.1% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report; and PWIMF may be deemed to beneficially own 1,332,191 shares of Common Stock, and no shares of Common Stock underlying the warrants, the Series A Preferred Stock and the Series B Preferred Stock, for an aggregate beneficial ownership percentage of approximately 14.5% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 1,473,218 shares of Common Stock. Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 1,473,218 shares of Common Stock.

PWIMF has shared power to vote or direct the vote of 1,332,191 shares of Common Stock. PWIMF has shared power to dispose or direct the disposition of 1,332,191 shares of Common Stock.
(c)

There have not been any transactions in Common Stock effected by the Reporting Persons since the filing date of the most recent amendment to this Schedule 13D, except as set forth elsewhere in this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is amended and supplemented by adding the information below:

In connection with the Series B Private Placement, the Issuer entered into a registration rights agreement, dated as of March 12, 2020 (the “Series B Registration Rights Agreement”), with the Initial Investors, pursuant to which the Issuer will undertake to file, within thirty days following the earlier of the date of the closing of the Private Placement or July 15, 2020, a registration statement to register the shares of Common Stock issuable, as applicable, upon either (x) conversion of the shares of Series B Preferred Stock issuable pursuant to the Series B Purchase Agreement or (y) exercise of the Series B Warrants; and to cause such registration statement to be declared effective by the SEC as promptly as reasonably practicable following the filing date and maintain the effectiveness of the registration statement until all of such shares of Common Stock registered have been sold or are otherwise able to be sold pursuant to Rule 144. In the event the Issuer fails to file, or obtain effectiveness of, such registration statement within the given period of time, the Issuer will be obligated to pay liquidated damages to the Initial Investors for every 30 days during which such filing is not made and/or effectiveness obtained, such liquidated damages being subject to certain exceptions. A copy of the Series B Registration Rights Agreement is incorporated by reference as Exhibit G to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
Item 7 is amended by adding the following exhibits to the end thereof:
F

Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on May 18, 2020).

G	Series B Registration Rights Agreement, dated as of March 12, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 13, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2020
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).